EXHIBIT 21

Subsidiaries of the Registrant

The following entities are subsidiaries of Idaho Strategic Resources, Inc. Unless otherwise noted, a subsidiary is owned 100%.

1.	Idaho Champion Resources, LLC, an Idaho limited liability company

2.	Golden Chest, LLC, an Idaho limited liability company

3.	Butte Highlands JV, LLC, an Idaho limited liability company (50%)

4.	Murray Gold Belt, LLC, an Idaho limited liability company